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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 7)

                                 MAXSERV, INC.
                              (NAME OF THE ISSUER)

                             SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.*
                     (NAME OF THE PERSONS FILING STATEMENT)

                     COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             MICHAEL D. LEVIN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                 (847) 286-2500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                               ----------------

                                    COPY TO:
                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                             233 SOUTH WACKER DRIVE
                             CHICAGO, IL 60606-6401
                                 (312) 876-7700

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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

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  Sears, Roebuck and Co. and Max Acquisition Delaware Inc.* hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), originally filed with the Securities and Exchange Commission on February 4, 1997, with respect to the offer to purchase any and all outstanding shares of common stock, par value $.01 per share, of MaxServ, Inc., at a price of $7.75 per share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 4, 1997, as amended and supplemented by the Supplement thereto, dated March 3, 1997, and in the revised Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13E-3. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  Item 10 of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

  On March 18, 1997, Parent transferred its 7,033,333 Shares to Purchaser. After giving effect to such transfer and the approximately 3,708,683 Shares accepted for purchase pursuant to the Offer on March 17, 1997 (including approximately 141,291 Shares subject to guarantees of delivery), Purchaser owned 10,742,016 Shares, representing approximately 98.1% of all Shares issued and outstanding as of March 18, 1997.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  Item 11 of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

  On March 18, 1997, Parent transferred its 7,033,333 Shares to Purchaser pursuant to a Stock Transfer Agreement, dated as of March 17, 1997, by and between Parent and Purchaser, a copy of which is attached hereto as exhibit
(c)(3) and incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

  Item 16 of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

  On March 18, 1997, Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware merging Purchaser with and into MaxServ, Inc. pursuant to the Agreement and Plan of Merger, previously attached as exhibit (c)(1) to the Schedule 13E-3 and incorporated herein by reference, and in accordance with Section 253 of the General Corporation Law of the State of Delaware. As a result of such merger, MaxServ, Inc., as the surviving corporation in the merger, became a wholly owned subsidiary of Parent and the separate corporate existence of Purchaser ceased.

  On March 19, 1997, Parent issued a press release, a copy of which is included as exhibit (g)(6) hereto and the information contained therein is incorporated herein by reference.

  The parties in the case of Gordon v. Bayless, et al., Civil Action No. 15503, filed in the Court of Chancery of the State of Delaware in and for New Castle County on January 31, 1997, entered into a Memorandum of Understanding on March 10, 1997 setting forth the principal terms of a proposed settlement of the pending putative class action lawsuit in the case.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  Item 17 of the Schedule 13E-3 is hereby amended and supplemented to add the following exhibits:

  (c)(3) Stock Transfer Agreement dated March 17, 1997, by and between Parent and Purchaser (previously filed as exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference).

  (g)(6) Text of Press Release issued by Parent, dated March 19, 1997 (previously filed as exhibit (g)(6) to the Schedule 14D-1 and incorporated herein by reference.

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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 19, 1997                     Max Acquisition Delaware Inc.*

                                          Sears, Roebuck and Co.

                                            /s/ Michael D. Levin
                                          By: _________________________________
                                            Name: Michael D. Levin
                                            Title: Senior Vice President,
                                                General Counsel and Secretary


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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.
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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                            DESCRIPTION
 -------                           -----------
 (c)(3)  Stock Transfer Agreement dated March 17, 1997 by and between
         Parent and Purchaser (previously filed as exhibit (c)(3) to the
         Schedule 14D-1 and incorporated herein by reference).
 (g)(6)  Text of Press Release issued by Parent, dated March 19, 1997
         (previously filed as exhibit (g)(6) to the Schedule 14D-1 and incorporated herein by reference).